United States securities and exchange commission logo





                           November 17, 2022

       Steve Filton
       Chief Financial Officer
       Universal Health Services, Inc.
       367 South Gulph Road
       King of Prussia, PA 19406

                                                        Re: Universal Health
Services, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 9,
2022
                                                            File No. 333-268276

       Dear Steve Filton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sean
Healy at (202) 551-5586 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Warren J. Nimetz, Esq.